COMMENTS RECEIVED ON 08/21/2025

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI U.S. Momentum Index Fund

POST-EFFECTIVE AMENDMENT NO. 601

1.

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests that we explain how this strategy is consistent with a passive fund.

R:

The strategies highlighted above are not principal investment strategies of the fund and are used under certain circumstances to help the fund track the performance of the index and achieve its investment objective.